Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
Khosla Ventures Acquisition Co. II

We hereby consent to the use in the proxy statement/prospectus constituting a part of this Registration Statement on Form S-4 of our report dated September 9, 2021, relating to the financial statements of Khosla Ventures Acquisition Co. II, which is contained in this proxy statement/prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in this proxy statement/prospectus.

/s/ BDO USA, LLP

McLean, Virginia

September 10, 2021

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

R-221 (11/20)